GK Investment Holdings, LLC

257 East Main Street, Suite 200

Barrington, Illinois 60010

September 28, 2016

VIA EDGAR AND OVERNIGHT MAIL

Kim McManus, Esq.

Senior Attorney

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	GK Investment Holdings, LLC (the “Company”) Amendment No. 5 to Offering Statement on Form 1-A Filed September 28, 2016 File No. 024-10510

Dear Ms. McManus:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified September 30, 2016 at 10:00 a.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Garo Kholamian
Garo Kholamian